Exhibit (a)(1)(E)

Form of Reminder Email – Dates may change if expiration date of Offer is extended

The Birks & Mayors Inc. (“Birks”) offer to amend certain outstanding options (referred to as the “Offer”) is still currently open. Please note that the Offer will expire at 5:00 p.m., Eastern Standard Time, on April 16, 2010, unless we extend the Offer.

According to our records, you have not yet submitted an Election Form for your eligible options. Participation in the Offer is completely voluntary; however, if you would like to participate in the Offer, you must submit a properly completed Election Form no later than 5:00 p.m., Eastern Standard Time, on April 16, 2010 to Hélène Delaney by hand delivery to 1240 Phillips Square, Montréal, Québec, Canada H3B 3H4, via fax at (514) 397-2537, or via email at hdelaney@birksandmayors.com.

Only Election Forms that are complete and actually received by Hélène Delaney by the deadline will be accepted. Election Forms submitted by any other means, including inter-office, U.S. mail (or other post) and FedEx (or similar delivery service), are not permitted. If you have questions about the offer, please direct them to Miranda Melfi by telephone at (514) 397-2509 or email at mmelfi@birksandmayors.com.

This notice does not constitute the Offer to Amend Certain Outstanding Options (referred to as the “Offer to Amend”). The full terms of the Offer are described in (1) the Offer to Amend; (2) the email from Thomas A. Andruskevich, our President and Chief Executive Officer, dated March 18, 2010; and (3) the Election Form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, or by contacting Hélène Delaney by telephone at (514) 397-2573 or email at hdelaney@birksandmayors.com. If you have any questions, please direct them to Miranda Melfi by telephone at (514) 397-2509 or email at mmelfi@birksandmayors.com.